Consolidated Balance Sheets
(Unaudited - Prepared by Management)
                                                   June 30      September 30
As at                                                2000           1999

Assets

  Current assets:

  Cash                                           $27,244,581     $15,300,454
  Accounts receivable                             23,922,719      27,229,929
  Contract work in process                         3,570,237       3,392,111
  Prepaid expenses                                 1,978,254       1,310,608

                                                  56,715,791      47,233,102

  Restricted cash                                    850,136         545,982
  Capital assets                                   8,510,589       7,869,486
  Goodwill and other assets                       34,657,758      22,186,265
  Deferred income taxes                              678,573         625,587

                                                $101,412,847     $78,460,422

Liabilities and Shareholders' Equity

  Current liabilities:

  Accounts payable and accrued liabilities       $32,130,881      $27,713,688
  Deferred revenue	                           5,039,335        4,457,822
  Income taxes payable                               742,540        1,698,638
  Current portion of long-term debt                  168,758        1,827,086

                                                  38,081,514       35,697,234

  Long-term debt                                   5,421,638        2,151,185

  Shareholders' equity:

  Share capital                                   50,607,772       35,613,907
  Retained earnings                                7,695,137        5,492,940
  Cummulative translation adjustment                (393,214)        (494,844)

                                                  57,909,695       40,612,003

                                                $101,412,847      $78,460,422




Consolidated Statements of Operations and Retained Earnings
(Unaudited - Prepared by Management)
                                                   June 30          June 30
For the nine months ended                            2000             1999

Revenue                                         $140,490,919     $101,384,170
Cost of Sales                                    101,131,951       73,462,770

Gross Margin                                      39,358,968       27,921,400

Operating expenses:

Salaries and benefits                             23,524,816       17,346,508
General and administrative                         7,190,469        4,746,086
Occupancy costs                                    1,640,810          987,917
Earnings before interest expense, income taxes,
depreciation and goodwill amortization             7,002,873        4,840,889

Depreciation                                       1,269,901          960,456
Interest expense                                     245,966          266,130
Income before income taxes and
goodwill amortization                              5,487,006        3,614,303

Income taxes                                       2,374,993        1,259,812

Income before goodwill amortization                3,112,013        2,354,491

Goodwill amortization, net of taxes of
$18,000 (1999-nil)                                   909,816          390,691

Net income                                        $2,202,197       $1,963,800

Retained earnings, beginning of period             5,492,940        2,682,142

Less loss on redemption of shares                       -              65,965

Retained earnings, end of period                  $7,695,137       $4,579,977

Net income per share - basic                      $     0.12       $     0.14
Net income per share - fully diluted                    0.12             0.14

Income per share before goodwill
amortization - basic                                    0.17             0.17

Income per share before goodwill
amortization - fully diluted                            0.17             0.17




Consolidated Statements of Cash Flows
(Unaudited-Prepared by Management)
                                                    June 30          June 30
For the nine months ended                             2000             1999

Cash provided by (used in):
Cash flows from operating activities:

Net income                                         $2,202,197       $1,963,800

Items not involving cash:

Deferred income taxes                                   1,032         (512,910)
Depreciation                                        1,269,901          960,456
Goodwill amortization                                 927,816          390,691

Net changes in non-cash working capital balances:

Accounts receivable                                 6,148,981      (10,064,721)
Contract work in process                             (154,227)         852,730
Prepaid expenses                                     (626,661)         215,169
Accounts payable and accrued liabilities           (5,371,285)       6,557,363
Income taxes payable                                 (895,264)       1,135,271
Deferred revenue                                      544,029        3,553,987
Net cash provided by operating activities           4,046,519        5,051,836

Cash flows from financing activities:

Long-term debt                                      3,391,756        5,000,000
Long-term debt repayments                          (1,779,630)      (1,425,240)
Issuance of common shares for cash                 10,478,808          978,122
Redemption of common shares                                            (65,965)
Increase (reduction) in restricted cash              (300,854)         365,750
Net proceeds from special warrant issue                              7,250,000
Net cash provided by financing activities          11,790,080       12,102,667

Cash flows from investing activities:

Acquisition of subsidiaries
(net of (bank indebtedness assumed)
cash acquired of ($866,031); 1999 - $5,919,627)    (2,205,892)      (8,676,394)
Purchase of capital assets                         (1,765,020)        (830,046)
Net cash used in investing activities              (3,970,912)      (9,506,440)

Change in cash balance due to foreign exchange         78,440         (313,410)

(Decrease)/Increase in cash                        11,944,127        7,334,653

Cash, beginning of period                          15,300,454        3,120,158

Cash, end of period                               $27,244,581      $10,454,811

Supplementary information:
Interest paid                                        $218,891         $261,048
Income taxes paid                                   2,903,844           68,507
Shares issued for non-cash consideration            6,848,173        3,691,800




Consolidated Statements of Operations and Retained Earnings
(Unaudited - Prepared by Management)
                                                    June 30          June 30
For the three months ended                            2000             1999

Revenue                                           $44,469,269      $36,911,205
Cost of Sales                                      30,753,164       25,547,652

Gross Margin                                       13,716,105       11,363,553

Operating expenses:

Salaries and benefits                               8,044,640        7,064,106
General and administrative                          2,274,531        2,019,347
Occupancy costs                                       598,192          479,158
Earnings before interest expense, income taxes,
depreciation and goodwill amortization              2,798,742        1,800,942

Depreciation                                          439,684          280,756
Interest expense                                       82,956           94,964
Income before income taxes and goodwill
amortization                                        2,276,102        1,425,222

Income taxes                                          930,874          492,110

Income before goodwill amortization                 1,345,228          933,112

Goodwill amortization, net of taxes of
$6,000 (1999-nil)                                     374,493          160,774

Net income                                           $970,735         $772,338

Net income per share - basic                             0.05             0.05
Net income per share - fully diluted                     0.05             0.05

Income per share before goodwill
amortization - basic                                     0.07             0.07

Income per share before goodwill
amortization - fully diluted                             0.07             0.07




Consolidated Statements of Cash Flows
(Unaudited-Prepared by Management)
                                                    June 30          June 30
For the three months ended                            2000             1999
Cash provided by (used in):

Cash flows from operating activities:

Net income                                           $970,735         $772,338
Items not involving cash:

Deferred income taxes                                  26,189         (209,066)
Depreciation                                          439,684          280,756
Goodwill amortization                                 380,493          160,774

Net changes in non-cash working capital balances:

Accounts receivable                                 7,571,046      (11,222,175)
Contract work in process                            4,772,852           39,224
Prepaid expenses                                     (444,966)         191,665
Accounts payable and accrued liabilities           (8,706,342)       8,366,110
Income taxes payable                                1,469,988          492,109
Deferred revenue                                   (3,207,278)       2,842,509
Net cash provided by operating activities           3,272,401        1,714,244

Cash flows from financing activities:

Long-term debt                                      2,841,756             -
Long-term debt repayments                            (152,764)        (756,369)
Issuance of common shares for cash                  9,915,158          447,072
Redemption of common shares                              -                -
Net proceeds from special warrant issue                  -           7,250,000
Reduction in restricted cash                          293,969          365,750
Net cash provided by financing activities          12,898,119        7,306,453

Cash flows from investing activities:

Acquisition of subsidiaries                           (19,687)      (7,218,693)
Purchase of capital assets                           (218,818)        (137,048)
Net cash used in investing activities                (238,505)      (7,355,741)

Change in cash balance due to foreign
exchange                                              155,163         (206,634)
(Decrease)/Increase in cash                        16,087,178        1,458,322

Cash, beginning of period                          11,157,403        8,996,489

Cash, end of period                               $27,244,581      $10,454,811

Supplementary Information:

Interest paid                                         $56,503          $88,711
Income taxes paid                                     433,861           (3,429)
Shares issued for non-cash consideration            4,417,973          470,000




Segmented Information:

The Company provides integrated marketing communication services to its clients. While the Company has subsidiaries in Canada and the United States, it operates as a global business and has no distinct operating segments

The tables below set out the following information:

                           By Customer Location        By Geographic Area

June 30, 2000               Revenue        Gross        Capital     Goodwill
                                          Margin         Assets

Canada                    $36,996,306  $14,537,694     $7,625,559  $23,045,522
United States             103,494,613   24,821,274        885,030   11,256,691

                         $140,490,919  $39,358,968     $8,510,589  $34,302,213

June 30, 1999

Canada                    $38,789,962  $13,428,418     $5,642,058  $10,010,206
United States              62,594,208   14,492,982      1,301,277    6,445,206

                         $101,384,170  $27,921,400     $6,943,335  $16,455,412